15025511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-14 (MM/DD/YY) AND ENDING 12-31-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coit Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Market St. 13th Floor
(No. and Street)

San Francisco, California 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R Nasser 415-277-2293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler, LLP PCAOB # 4014
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive, Redwood City Calif 94065
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 09 2015
REGISTRATIONS BRANCH
12

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KM 3/19

OATH OR AFFIRMATION

I, Stephen R Nasser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coit Capital Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Stephen R Nasser
Signature

President
Title

see attached.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 2nd (*Date*) day of March (*Month*), 2015 (*Year*), by

(1) Stephen R. Nasser

(2) ______________________________

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WENDY NG
Commission # 2070882
Notary Public - California
San Francisco County
My Comm. Expires Jun 8, 2018

Place Notary Seal Above

Signature ______________________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: SEC Annual Audited Report

Document Date: 2nd March 2015 Number of Pages: 16

Signer(s) Other Than Named Above: N/A.

TABLE OF CONTENTS

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
COIT CAPITAL SECURITIES, LLC

We have audited the accompanying statement of financial condition of Coit Capital Securities, LLP (a California limited liability company) (the "Company") as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coit Capital Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17C.F.R§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Seiler LLP

Redwood City, California
February 27, 2015

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

COIT CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION[1]
As of December 31, 2014

ASSETS	
Cash	$153,799
Prepaid Expenses	2,189
TOTAL ASSETS	**$155,988**
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	$ 6,834
Total Liabilities	**$ 6,834**
Equity	**$149,154**
TOTAL LIABILITIES AND EQUITY	**$155,988**

[1] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS[2]
For the year ended December 31, 2014

Income	
Deal Income	275,000
Misc. Income	1,221
Total Income	**$ 276,221**
Expenses	
Bank Charges	275
Commissions & fees	96,000
Compliance Fees	1,651
Legal & Professional Fees	16,844
Office Expenses	694
Regulatory	4,923
Rent	21,584
Taxes & Licenses	900
Travel & Other Business Expense	16,429
Total Expenses	**$ 159,300**
Net Operating Income	**$ 116,921**
Interest Earned	4
Net Income	**$ 116,925**

[2] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY[3]

For the year ended December 31, 2014

		MEMBER'S EQUITY
BALANCE, JANUARY 1, 2014	$	32,109
Contributions		120
Net Income		116,925
BALANCE, DECEMBER 31, 2014	**$**	**149,154**

[3] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN FINANCIAL CONDITIONS[4]
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	116,925
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses paid directly by the Member		120
Decrease in operating assets:		
Prepaid expenses		3,436
Decrease in operating liabilities:		
Accounts payable		(1,226)
Net cash provided by operating activities		119,255
NET INCREASE IN CASH		119,255
CASH AT BEGINNING OF THE YEAR		34,544
CASH AT END OF THE YEAR	$	153,799

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Noncash financing activities:		
Expenses paid by the Member on behalf of the Company in lieu of contributions	$	120

[4] The accompanying notes are an integral part of the financial statements

1. ORGANIZATION AND BUSINESS

Coit Capital Securities, LLC, a California limited liability company (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to brokerage service agreements for underwriting predominantly for commercial mortgage backed securities, residential mortgage backed securities, asset-backed securities and esoteric assets. The Company was formed March 28, 2012 and received FINRA approval to commence operations on July 16, 2013

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenues and expenses and changes therein and disclosures of contingent assets and liabilities and accompanying notes. It is reasonably possible that the Company's estimates my change in the near term.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

The Company generally recognizes fee revenue relating to the underwriting commitment when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.

Income Taxes:

The Company is a limited liability company and is treated as a partnership for United States tax purposes, and as such, is not subject to federal or state income taxes; instead, each member is individually liable for income taxes, if any, on its share of the Company's net taxable income.

The Company follows the U.S. Generally Accepted Accounting Principles ("GAAP") accounting standard regarding accounting for uncertain tax positions. This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the Company's financial statements. The standard requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. The Company has reviewed its tax positions for all open years and believes that it has appropriate support for the tax positions taken. Therefore, no liability has been required.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to Federal or California tax examinations.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers: Topic 606" (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of ASU 2014-09 on the financial statements.

In August 2014, the FASB issued ASU No. 2014-15 ("ASU 2014-15"), Presentation of Financial Statements - Going Concern (Subtopic 205-40): *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This ASU requires management to assess and evaluate whether

conditions or events exist, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements issue date. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The adoption of ASU 2014-15 is not expected to have a material effect on the Company's financial statements.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $146,900 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.046 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. MAJOR CUSTOMERS

The Company had certain customers whose revenue individually represented 90% or more of the Company's total revenue. At December 31, 2014, two customers accounted for 99% of revenues.

5. SUBSEQUENT EVENTS

In January the Company made a distribution to its member in the amount of $107,000.

SUPPLEMENTARY INFORMATION

COIT CAPITAL SECURITIES, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total members' equity from the Statement of Financial Condition	$	149,154
Less nonallowable assets:		
Prepaid expenses		2,189
Net capital before haircuts on securities positions		146,965
Haircuts on securities		-
Net Capital	$	146,965

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Account payable	$	6,834
Total aggregate indebtedness	$	6,834

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	456
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	5,000
Net capital in excess of min. required	$	141,965
Net capital greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	140,965
Ratio: Aggregate indebtedness to net capital		0.046 to 1
Percentage of aggregate indebtedness to net capital		4.65%

Reconciliation with Company's Computation

Net Capital per Company's FOCUS IIA Report	**$**	**147,656**
To record SIPC-7 payable		(691)
Net Capital per Report Pursuant to Rule 17a-5(d)	**$**	**146,965**

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
COIT CAPITAL SECURITIES, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Coit Capital Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, Paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Seiler LLP

Redwood City, California
February 27, 2015

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720